SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2012

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant´s name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina
(Address of principal executive offices)

Form 20-F T_ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No T

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated February 14, 2011 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated February 14, 2012, the Company reported that on February 10, 2012, Hersha Hospitality Trust (“HT”) notified to the Company the exercise of a call option to cancel the Purchase Option originally granted to purchase 5.7 million shares of HT, approved on August 2009 to Real Estate Investment Group (“REIG”), a vehicle controlled mainly by IRSA pursuant to agreements duly subscribed.

Therefore HT has issued in favor of REIG 2,521,561 shares, for the call in and cancellation of such option. By February 13th, 2012 market closing the quotation for HT shares was US$ 5.43; consequently such shares are worth approximately US$ 13,700,000. In that sense, IRSA´s current direct and indirect holdings in HT amounted to 18,105,630 shares, which represent approximately 10.5% of HT´s outstanding capital.

As duly informed HT is a Real Estate Investment Trust, listed on NYSE, and as of the date hereof owns interests in 80 hotels totaling approximately 11,000 rooms, primarily located along the Northeast Corridor of the United States.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By: /S/ Saúl Zang

Name: Saúl Zang

Title: Vice Chairman of the Board of Directors

Dated: February 17, 2011